Filed pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary (Related to the Pricing Supplement No. 2007-MTNDD153, Subject to Completion, Dated August 27, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon the European Union Euro

Due September 2009

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	No Bank Guarantee

August 27, 2007

Principal-Protected Notes

Based Upon the

European Union Euro

Due September 2009

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based upon the European Union Euro Due September 2009 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection at maturity. However, instead of paying periodic interest, the return on these Notes, if any, is paid at maturity and is based upon the Absolute Currency Return Percentage. The Absolute Currency Return Percentage will equal the absolute value of the positive or negative percentage change of the value of the European Union euro relative to the U.S. dollar over the term of the Notes. Because the Absolute Currency Return Percentage is based on the absolute value of the percentage change in the value of the European Union euro, the return on this investment, if any, will be positive even if the percentage change in the value of the European Union euro is negative. Thus, this investment allows investors to potentially benefit from the appreciation or depreciation of the European Union euro relative to the U.S. dollar over the term of the Notes. However, if the value of the European Union euro relative to the U.S. dollar on the Valuation Date is the same as the value of the European Union euro relative to the U.S. dollar on the Pricing Date, you will receive at maturity only the principal amount of the Notes you then hold and your return on the Notes will be zero. The Notes do not offer current income, which means that you will not receive any periodic payments of interest on the Notes.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Currency Return Amount, which may be positive or zero. The Currency Return Amount will depend on the Absolute Currency Return Percentage.

The change in the value of the European Union euro is measured by its exchange rate. The EUR/USD Exchange Rate reflects the amount of U.S. dollars that can be exchanged for one European Union euro. Thus, an increase in the

EUR/USD Exchange Rate means that the value of the European Union euro has increased. For example, if the EUR/USD Exchange Rate has increased from 1.00 to 2.00, it means the value of one European Union euro (as measured against the U.S. dollar) has increased from US$1.00 to US$2.00. Conversely, a decrease in the EUR/USD Exchange Rate means that the value of the European Union euro has decreased.

The Currency Return Amount will equal the product of (1) the principal amount of Notes held at maturity and (2) the Absolute Currency Return Percentage. Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the Currency Return Amount payable to you at maturity is dependent on the change in the value of the European Union euro, as measured by the EUR/USD Exchange Rate.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting substantial appreciation or depreciation of the European Union euro relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon the European Union Euro Due September 2009
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee
Principal Protection:	100% if held to the Maturity Date
Pricing Date:	September , 2007
Issue Date:	September , 2007
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately two years after the Issue Date
Interest:	None
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Currency Return Amount, which may be positive or zero.
Currency Return Amount:	US$1,000 x Absolute Currency Return Percentage, provided that the Currency Return Amount will not be negative
Absolute Currency Return Percentage:

Ending Exchange Rate – Starting Exchange Rate

Starting Exchange Rate

provided that if the above calculation results in a negative number, the Absolute Currency Return Percentage will equal the product of (i) such negative number and (ii) –1. Thus, the Absolute Currency Return Percentage will always be positive or zero.

Starting Exchange Rate:	The EUR/USD Exchange Rate on the Pricing Date
Ending Exchange Rate:	The EUR/USD Exchange Rate on the Valuation Date
EUR/USD Exchange Rate:	The European Union euro/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on Page “1FED,” or any substitute page, at 10:00 a.m. (New York City time) on any relevant date.
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Benefits of the Notes

■	Return Potential

The Currency Return Amount payable at maturity is based on the Absolute Currency Return Percentage. Because the Absolute Currency Return Percentage is based on the absolute value of the positive or negative percentage change in the value of the European Union euro, the return on this investment, if any, will be positive even if the percentage change in the value of the European Union euro is negative.

Accordingly, this investment enables you to potentially benefit from the appreciation or depreciation of the European Union euro relative to the U.S. dollar during the term of the Notes without directly investing in the European Union euro. However, if the value of the European Union euro relative to the U.S. dollar on the Valuation Date is the same as the value of the European Union euro relative to the U.S. dollar on the Pricing Date, you will receive at maturity only the principal amount of the Notes you then hold and your return on the Notes will be zero.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the change in the value, if any, of the European Union euro.

■	Diversification

The return on the Notes, if any, is based on the change in the value of the European Union euro and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Currency Return Amount May be Zero

If the Absolute Currency Return Percentage is zero, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of the European Union euro relative to the U.S. dollar has increased or declined at one or more times during the term of the Notes, but the value of the European Union euro relative to the U.S. dollar on the Pricing Date is equal to the value of the European Union euro relative to the U.S. dollar on the Valuation Date.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, if the Absolute Currency Return Percentage is less than         %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the European Union euro, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, even though you will receive no payments on the Notes prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the European Union euro or other instruments, such as options, swaps or futures, based upon the European Union euro by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The European Union Euro and the EUR/USD Exchange Rate

General

The Notes pay an amount at maturity that will depend on the absolute value of the positive or negative percentage change in the value of the European Union euro relative to the U.S. dollar from the Pricing Date to the Valuation Date.

The EUR/USD Exchange Rate is the foreign exchange spot rate that measures the relative value of the U.S. dollar and the European Union euro. The EUR/USD Exchange Rate is expressed as the amount of U.S. dollars that can be exchanged for one European Union euro. Thus, an increase in the value of the European Union euro will cause an increase in the EUR/USD Exchange Rate, while a decrease in the value of the European Union euro will cause a decrease in the EUR/USD.

The European Union euro is the official currency of 13 European Union countries: Belgium, Germany, Greece, Spain, France, Ireland, Italy, Luxembourg, the Netherlands, Austria, Portugal, Slovenia and Finland.

We have obtained all information in this pricing supplement relating to the European Union euro and the EUR/USD Exchange Rate from public sources, without independent verification. Currently, the EUR/USD Exchange Rate is published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of the European Union euro relative to the U.S. dollar, as measured by the EUR/USD Exchange Rate, will be determined as described in “Preliminary Terms” above.

Historical Data on the EUR/USD Exchange Rate

The following table sets forth, for each of the quarterly periods indicated, the high and low values of the EUR/USD Exchange Rate, as reported by Bloomberg. The historical data on the EUR/USD Exchange Rate are not indicative of the future performance of the

European Union euro or what the value of the Notes may be. Any historical upward or downward trend in any of the EUR/USD Exchange Rate during any period set forth below is not an indication that the value of the European Union euro is more or less likely to increase or decrease at any time over the term of the Notes.

	EUR/USD Exchange Rate
	High	Low
2002
Quarter
First	0.9033	0.8593
Second	0.9914	0.8750
Third	1.0117	0.9660
Fourth	1.0492	0.9707
2003
Quarter
First	1.1054	1.0362
Second	1.1909	1.0695
Third	1.1656	1.0809
Fourth	1.2595	1.1416
2004
Quarter
First	1.2842	1.2128
Second	1.2365	1.1822
Third	1.2452	1.2011
Fourth	1.3637	1.2285
2005
Quarter
First	1.3465	1.2757
Second	1.3087	1.2032
Third	1.2542	1.1902
Fourth	1.2179	1.1670
2006
Quarter
First	1.2307	1.1820
Second	1.2926	1.2092
Third	1.2891	1.2505
Fourth	1.3343	1.2513
2007
Quarter
First	1.3386	1.2892
Second	1.3651	1.3303
Third (through August 24)	1.3827	1.3426

The EUR/USD Exchange Rate appearing on Reuters page “1FED” at 10:00 a.m. (New York City time) on August 24, 2007 was 1.3634.

Historical Graphs

The following graph shows the daily values of the EUR/USD Exchange Rate in the period from January 1, 2002 through August 24, 2007 using historical data obtained from

Bloomberg. Past movements of the EUR/USD Exchange Rate are not indicative of future values of the European Union euro.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the European Union euro. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■ Pricing Date: September 19, 2007

■ Issue Date: September 27, 2007

■ Principal amount: US$1,000 per Note

■ Starting Exchange Rate of the EUR/USD Exchange Rate: 1.3650

■ Maturity Date: September 27, 2009

■ The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Currency Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of the European Union euro and the calculation formula for the Currency Return Amount.

Example	Hypothetical Ending EUR/ USD Exchange Rate	Hypothetical Percentage Change in the EUR/ USD Exchange Rate(1)	Hypothetical Absolute Currency Return Percentage(2)	Hypothetical Currency Return Amount(3)	Hypothetical Payment at Maturity(4)	Hypothetical Return on the Notes(5)	Hypothetical Per Annum Return on the Notes(6)
1	1.0150	-25.641%	25.641%	$256.41	$1,256.41	25.641%	12.821%
2	1.0650	-21.978%	21.978%	$219.78	$1,219.78	21.978%	10.989%
3	1.1150	-18.315%	18.315%	$183.15	$1,183.15	18.315%	9.158%
4	1.1650	-14.652%	14.652%	$146.52	$1,146.52	14.652%	7.326%
5	1.2150	-10.989%	10.989%	$109.89	$1,109.89	10.989%	5.495%
6	1.2650	-7.326%	7.326%	$73.26	$1,072.26	7.326%	3.663%
7	1.3150	-3.663%	3.663%	$36.63	$1,036.63	3.663%	1.832%
8	1.3650	0.000%	0.000%	$0.00	$1,000.00	0.000%	0.000%
9	1.4150	3.663%	3.663%	$36.63	$1,036.63	3.663%	1.832%
10	1.4650	7.326%	7.326%	$73.26	$1,073.26	7.326%	3.663%
11	1.5150	10.989%	10.989%	$109.89	$1,109.89	10.989%	5.495%
12	1.5650	14.652%	14.652%	$146.52	$1,146.52	14.652%	7.326%
13	1.6150	18.315%	18.315%	$183.15	$1,183.15	18.315%	9.158%
14	1.6650	21.978%	21.978%	$219.78	$1,219.78	21.978%	10.989%
15	1.7150	25.641%	25.641%	$256.41	$1,256.41	25.641%	12.821%

(1)	Hypothetical Percentage Change in the EUR/USD Exchange Rate = [(Hypothetical Ending Exchange Rate – Hypothetical Starting Exchange Rate)/Hypothetical Starting Exchange Rate]
(2)	If Hypothetical Percentage Change in the EUR/USD Exchange Rate is greater than or equal to zero,

Hypothetical Absolute Currency Return Percentage = Hypothetical Percentage Change in the EUR/USD Exchange Rate

If Hypothetical Percentage Change in the EUR/USD Exchange Rate is less than zero,

Hypothetical Absolute Currency Return Percentage = [(Hypothetical Percentage Change in the EUR/USD Exchange Rate) x (-1)]

(3)	Hypothetical Currency Return Amount = US$1,000 x Hypothetical Absolute Currency Return Percentage
(4)	Hypothetical Payment at Maturity = US$1,000 + Hypothetical Currency Return Amount
(5)	Calculated on a simple interest basis
(6)	Hypothetical Per Annum Return on the Notes = (Hypothetical Return on the Notes/2)

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of % compounded semi-annually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payments on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the amount the Notes pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the EUR/USD Exchange Rate is not available on Reuters page “1FED,” or any substitute page thereto, the Calculation Agent may determine the EUR/USD Exchange Rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes—Currency Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.